FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: March 30, 2004
Commission File Number 001-31528

IAMGOLD Corporation

(Translation of registrant's name into English)

220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4, Canada Tel: (416) 360-4710

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

/s/ Larry E. Phillips

Date: March 30, 2004	Larry E. Phillips
Vice-President, Corporate Affairs & Corporate Secretary

FOR IMMEDIATE RELEASE: March 30, 2004

IAMGOLD AND WHEATON RIVER COMBINE TO CREATE A NEW ONE MILLION OUNCE GOLD PRODUCER

Toronto, Ontario and Vancouver, British Columbia, March 30, 2004 – IAMGOLD Corporation (“IAMGOLD”) (TSX:IMG, AMEX:IAG) and Wheaton River Minerals Ltd. (“Wheaton River”) (TSX:WRM, AMEX:WHT) are pleased to announce that their boards of directors have unanimously agreed to combine the two companies to create one of the world’s top ten gold producers.

Highlights

●	One million ounce gold producer with total cash costs of less than US$100 per gold equivalent ounce in 2004.
●	A strong balance sheet with US$300 million in cash and gold bullion plus excellent operating cash flow.
●	Unhedged, proven and probable reserves of 9 million ounces plus additional measured and indicated resources of 4 million ounces.
●	Combined daily average trading liquidity of approximately US$45 million.
●	Production to increase by over 30% to 1.3 million gold equivalent ounces in 2006.
●	Experienced entrepreneurial management team led by Joseph Conway and Ian Telfer.

Joseph Conway, President and CEO of IAMGOLD commented on the business combination stating: “This is a major step in the evolution of both companies. It creates a combined company with one million ounces of annual production, low cash operating costs and near-term growth that should be attractive to all investors in the gold sector.” His thoughts were echoed by
William Pugliese, Chairman of IAMGOLD, who added: “I am very excited about the prospects of combining the assets and management talents of both companies”.
Ian Telfer, Chairman and CEO of Wheaton, stated: “We believe that the gold industry is about to enter a period of considerable consolidation. To be the first company out of the blocks, with a strong balance sheet and considerable cash on hand will place our combined company in a pre-eminent position to take advantage of new opportunities.”

Management and Board of Directors of the New Company

The combination has the unanimous approval of the boards of directors of IAMGOLD and Wheaton River. Management of the new company will be led by a team consisting of Joseph Conway as President and Chief Executive Officer, Ian Telfer as Executive Co-Chairman and William Pugliese as Co-Chairman of the Board of Directors. The expanded Board of Directors of the Company will include the eight current IAMGOLD directors and the eight current Wheaton directors. The common shares of the new company will continue to trade on the Toronto Stock Exchange and the American Stock Exchange. Prior to closing the transaction the newly combined company will be renamed.

Summary of the Transaction
The combination will be completed by way of a plan of arrangement whereby each Wheaton River share will be exchanged for 0.55 of an IAMGOLD share representing a 22% premium over the five-day average closing share price of Wheaton as of March 30, 2004. As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGOLD shareholders.

The combination is subject to due diligence, to be concluded before April 30, 2004 whereupon the parties will enter into a definitive agreement. The combination is subject to receipt of fairness opinions, all requisite regulatory approvals and third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGOLD. The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter.

If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

IAMGOLD’s financial advisors are National Bank Financial Inc. and RBC Capital Markets. Wheaton’s financial advisors are GMP Securities Ltd. and Endeavour Financial Corporation.

Conference Call
A conference call is scheduled for Wednesday, March 31, 2004 at 11:00 a.m. Eastern time.

Call-in numbers:	Local and international:	416 640 1907
	North American toll-free:	1 800 814 4853

A replay of this conference call will be available from Wednesday, March 31, 2004 until Thursday, April 8th.

Replay numbers:	Local and international:	416-640-1917	Passcode: 21044726#
	North American toll-free:	1-877-289-8525	Passcode: 21044726#

A slide presentation summarizing this transaction will also be available on IAMGOLD and Wheaton River’s web sites at www.iamgold.com and www.wheatonriver.com.

Summary of the New Company

Assets
The new company will have operating interests in 7 gold mines located in the Americas, West Africa and Australia. Forecast 2004 production will be 1.0 million gold equivalent ounces, plus exposure to copper production. Three mines, including the Sadiola mine in Mali, Tarkwa mine in Ghana and the Bajo de la Alumbrera mine in Argentina are world-class with respect to annual production rates, cash operating costs and reserves and resources. The new company will continue to operate the Luismin mines in Mexico and the Peak mine in Australia. Forecast 2004 gold equivalent cash operating costs are estimated to total less than US$100 per ounce at current gold, copper and silver prices. The combined company will have proven and probable reserves of 9.0 million ounces plus additional measured and indicated resources of 4.4 million ounces and inferred resources of 10.5 million ounces. The new company has strong operating cash flow and excellent financial flexibility with US$300 million in cash and gold bullion.

Growth
The combined company has immediate and near-term production growth through the development of the Amapari project in Brazil, the Los Filos project in Mexico and expansion of the Tarkwa mine in Ghana. These projects are expected to add over 300,000 ounces of annual gold production in 2006. In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa.

Cautionary Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGOLD and Wheaton, each for the year ended December 31, 2002, and material change reports filed by each company since January 1, 2002 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

For further information please contact:

IAMGOLD Corporation:

Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Wheaton River Minerals Ltd.:

Ian Telfer	or	Julia Hasiwar
Chairman and CEO		Investor Relations
Tel: (604) 696 3000	Fax: (604) 696 3001	Toll-free: 1 800 567 6223

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at ww.iagold.comwm and/or at www.wheatonriver.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD and Wheaton River can be found at www.sedar.com or at www.sec.gov.